EXHIBIT 99.12

Press Release

Brunei: Total Sells Its Interest in Offshore Block CA1

Paris, October 30, 2019 - Total has signed an agreement to sell wholly owned subsidiary Total E&P Deep Offshore Borneo BV — which holds an 86.95% interest in Block CA1, located 100 kilometers off the coast of Brunei — to Shell1 for $300 million. The transaction is subject to approval by the competent authorities and is expected to close by December 2019.

“This transaction fits with our strategy of actively managing our portfolio and will contribute to our program to dispose of $5 billion of non-core assets over the period 2019-2020,” said Arnaud Breuillac, President Exploration & Production at Total.

Block CA1 covers 5,850 square kilometers, with water depths ranging from 1,000 to 2,500 meters. Total currently operates the block alongside partners Murphy Oil (8.05%) and Petronas (5%).

1 Dordtsche Petroleum Maatschappij BV

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